

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Richard Miller
Chief Executive Officer
SRM Entertainment, Inc.
1061 E Indiantown Road, Suite 110
Jupiter, FL 33477

> **Re: SRM Entertainment, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 7, 2023**
> **CIK No. 0001956744**

Dear Richard Miller:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on April 7, 2023

Use of Proceeds, page 44

1. Please revise footnote (1) to correctly disclose the principal balance of the Promissory Note at December 31, 2022. The amount currently disclosed is not consistent with the balance sheet on page F-13.

Capitalization, page 46

2. We note the changes made in response to prior comment 3. Please explain to us the inconsistencies between the retained earnings and additional paid-in capital balances in the pro forma column of the capitalization table and the respective balances on the pro forma balance sheet on page 50, or revise as appropriate.

Dilution, page 47

3.   We note several inconsistent and confusing disclosure in the dilution section.
       Please address the following:

- In the last sentence of the second introductory paragraph you disclose an immediate increase in the pro forma as adjusted net tangible book value of $0.88 per share to the existing stockholder, Jupiter Wellness. Explain to us why that amount differs from the $0.77 per share discussed in the preceding sentence and presented in the table below, or revise as appropriate.
- Revise the table to correctly present per share amounts on the captions titled "Pro forma net tangible book value per share as of December 31, 2022" and "Pro forma as adjusted net tangible book value per share after this offering".
- In the last sentence on page 47, revise to disclose both the "increase (decrease)" to your pro forma as adjusted net tangible book value and the "decrease (increase)" in the dilution per share to investors participating in this offering as a result of an increase (decrease) of 100,000 in the number of shares offered.
- Revise the last paragraph on page 48 to disclose the correct number of shares of common stock that would be held by new investors if the Representative exercises its option to purchase additional shares of common stock in full in this offering.

4.   Refer to footnote (1) to the dilution table. Please revise to clarify, if true, that the 1,700,000 shares issued to the Founders were included in the denominator used to calculate pro forma net tangible book value per share as of December 31, 2022. Otherwise, advise us.

5.   In the first sentence of the last paragraph on page 47, you disclose that each $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would "increase (decrease)" the dilution per share to investors participating in this offering by approximately $5.07 per share. It appears that a decrease of $1.00 in the initial public offering price would result in a decrease in the $4.23 dilution per share to new investors currently presented in the table. Please revise, or advise us.

Unaudited Pro Forma Condensed Combined Financial Statements, page 49

6.   We note your response to prior comment 6. Please include a footnote to the statement explaining the reasons for the reclassification of $367,262 from retained earnings to additional paid-in capital on the pro forma balance sheet on page 50. Tell us the accounting guidance on which you relied when recording that adjustment. Explain to us why the amount adjusted is not based on your negative additional paid-in capital and retained earnings balances as of December 31, 2022, given the fact that the pro forma balance sheet assumes that the separation was consummated at that date.

7.   Revise the statement to also disclose the historical numbers of issued and outstanding shares of common stock for SRM Inc. as of December 31, 2022.

8.   Please revise the pro forma statements of operations on pages 51 and 52 and other sections of the filing, as applicable, to present your net income (loss) per share amounts rounded to the nearest cent (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.

9.   Please explain to us why, on page 52, the pro forma weighted-average shares used to compute pro forma net income per share for the year ended December 31, 2021 does not include the 1,700,000 Founder shares. Otherwise, revise as appropriate.

<u>Certain Relationships and Related Party Transactions, page 76</u>

10.   Please disclose the loans you received from Jupiter Wellness.

     You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing